Filed by A Paradise Acquisition Corp. pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: A Paradise Acquisition Corp. (File No. 001-42769)
On March 14, 2026, Enhanced Ltd. sent the below email to shareholders in connection with the proposed business combination between A Paradise Acquisition Corp. and Enhanced Ltd.:
Dear Shareholders,
We are writing with an exciting update as we enter the final 10 weeks before the inaugural Enhanced Games on May 24 in Las Vegas. Momentum is strong across every part of our business and we are very pleased to share the latest news with you.
Live Enhanced Platform
Our Live Enhanced [enhanced.com] consumer platform launched last week, with first-week metrics outperforming projections across the board:
•Average Order Value: $118 (projected $100, +18%)
•Subscription Rate: 50% (projected 30–40%, +25%)
•Product Stacking: 1.6x (projected 1.2–1.4x, +14%)
A major media exclusive on the consumer business is in progress, designed to broaden awareness of this segment, as we continue to market through socials.
Check out our products and if you’re in the US - sign up! I can personally vouch for how enhancements have changed my life and the lives of many of our athletes and colleagues, and would love to share that experience with all of you.
Peptide Industry Tailwinds
The regulatory environment is potentially shifting in our favor. US Health Secretary, RFK Jr., has signaled he is considering reversing FDA restrictions on 14 of the 19 peptides placed on the “do not compound” list in 2023 - a potential step-change for the performance medicine market that Enhanced has been building towards.
The scale of the opportunity is significant: the global peptide therapeutics market is estimated at approximately $52 billion today and projected to reach $87 billion by 2035 (Precedence Research) [precedenceresearch.com]. I believe Enhanced is well positioned to capture meaningful consumer demand and market share as this market opens up - our brand is poised to become a go-to destination for people seeking information and access to peptides.
Already today we offer the peptide Sermorelin, and we will launch four additional peptides that are already allowed to be compounded in due course. If the proposed regulatory changes take effect, we would be able to immediately launch an additional nine peptides. We will launch only this subset of the potentially 14 newly allowed peptides, as we believe these nine have sufficient clinical data for us to confidently prescribe them to our consumers. Being science-first and safety-first is core to our organization and is what consumers can always expect from us.
The additional, already allowed peptides we plan to launch in the coming weeks are: Tesamorelin, Glutathione, Oxytocin, GHK-Cu.
The peptides we intend to provide if the regulatory change occurs: CJC-1295, Ipamorelin, BPC-157, Thymosin Alpha-1, TB-4, GHRP-2/6, Kisspeptin-10, Semax, and Selank.

Filed by A Paradise Acquisition Corp. pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: A Paradise Acquisition Corp. (File No. 001-42769)
Additionally to peptides, we already offer various enhancement protocols. Those are designed by a world-class expert team spanning our Medical and Scientific Commissions, including:
•Dr. Jonathann Kuo - one of the global leaders in the peptide space and also doctor to some of our investors (including myself!)
•Dr. Abud AlBakri - a leading authority in performance medicine, widely cited in the field and the go-to physician for personalization for Andrew Huberman
•Elena Rueda Carrasco and Dr. Paulina Cecula, Founders of Dama Health, who are leading the development of our female-specific enhancement protocols
Beyond the suppliers we already work with, we have additional suppliers lined up to allow for diversification, supply redundancy and the capacity to scale rapidly in anticipation of what we expect to be substantial customer demand. In parallel, we have already begun developing our own stacks and plan to patent our own intellectual property wherever possible.
With these potential regulatory changes ahead, the winners in this space will need a sustainable and differentiated value proposition. The MOAT of Enhanced is the work we do with athletes. Think about it similarly to Formula 1 - the F1 car itself represents the pinnacle of technology and scientific innovation. However, it will never be mass produced. But what the engineers learn while developing the F1 car, will affect the roadcar production a few years down the line. The anti-blockage-system, for example, comes originally from motorsport. Similarly for us, what helps an athlete break a world record is far too complex for the average person, but the learnings from our work with elite athletes will continuously improve and differentiate our consumer products and prescription guidelines - particularly in the peptide space. This is how we believe we can win the race and market.
Training Camp in the UAE
All athletes and staff are safe and doing well in Abu Dhabi. Since the beginning of hostilities, we have supported all athletes and staff if they chose to leave. To date, no athlete has chosen to leave for safety reasons, as we have implemented strong protocols, maintained constant communication and created a supportive environment in which both athletes and staff feel safe.
The Enhanced Medical Program for the athletes, in collaboration with the Abu Dhabi Department of Health, kicked off a few weeks ago and athletes have started with their personalized enhancement protocols - a meaningful milestone for the company. Please see the video in the VDR (link below), which further outlines the Enhanced Medical Program.
We are holding regular time trials and performance tests, and some athletes have already broken previous personal bests and others are showing to be in world record contention. Ten weeks out from the actual competition, this is unheard of.
We will also be announcing our first Enhanced Performance Team member who is not an athlete but a global celebrity shortly. He chose to join us as he prepares to kick off his upcoming tour and wants to give his fans the best performance possible every single night. Enhancements will make this possible. Another testament to how Enhanced as a movement is becoming culturally relevant beyond just sports.

Filed by A Paradise Acquisition Corp. pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: A Paradise Acquisition Corp. (File No. 001-42769)
Games, Media & Distribution
Registration for the Games will be heading your way next week - expect our event to be on the level of any Paddock Club experience at Formula 1 or any VIP experience at the Super Bowl. We continue to have confidence that the Games will become one of the best sporting events of the year.
We have partnered with YouTube for global distribution of the Games and are finalizing an additional distribution deal which would place us in an additional 80 million households across the US.
We also have the Headline Music Performance for the Games confirmed, with additional performances from the aforementioned singer and potentially others. Stay on the lookout for the announcements!
Organic coverage continues to grow without any prompting from us. Enhanced has recently been featured again on The Joe Rogan Experience [youtu.be] with Matt Damon and Ben Affleck, and Thor Björnsson and Mitchell Hooper discussed the Games on The Pat McAfee Show [espn.com].
I was also recently on the SPAC Insider podcast [open.spotify.com], which several of you already listened to. If you would like an even more comprehensive understanding of our positioning, it is worth checking out.
Partnerships & Commercial
Our Cali Water partnership featuring Vanessa Hudgens (50M+ followers) is now live, extending our brand into the premium lifestyle and wellness consumer audience.
We also closed an additional major partnership with a new social media platform, to be announced soon.
We expect to announce a number of additional partnerships ahead of the Games and continue to see strong momentum across our commercial pipeline, with active discussions underway with more than 30 high-quality partners.
Capital Markets
We continue to work through the De-SPAC process. We are working tirelessly to close as soon as possible.
Our Analyst Day on March 4 (presentation in the VDR, too), covering the full depth and breadth of the business, brought together approximately 20 analysts from leading banks. Engagement was strong.
Dear Shareholders - these are exciting times! We have built an incredible organization - from athletes, to event operations, to our consumer business, to going public - all at the same time.

Filed by A Paradise Acquisition Corp. pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: A Paradise Acquisition Corp. (File No. 001-42769)
I am particularly proud of our executive team. The way we have handled the unforeseen situation in the Middle East is yet another example of how resilient, adaptive, and efficient this organization has become.
Thank you for your continued support. We will be in touch as further milestones develop.
All my best,
Max
Link to the VDR: https://enhanced.docsend.com/view/s/k5wudnre7e2iyw8u [enhanced.docsend.com]
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Important Information for Investors and Shareholders
This communication relates to a proposed transaction involving A Paradise Acquisition Corp. (“A Paradise”) and Enhanced Ltd (“Enhanced” or the “Company”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A Paradise and Enhanced have filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which includes a document that serves as a prospectus and proxy statement of A Paradise, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all A Paradise shareholders. A Paradise and Enhanced also will file other documents regarding the business combination with the SEC. Before making any voting decision, investors and security holders of A Paradise are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the business combination, as they become available because they will contain important information about the business combination. Neither the SEC nor any securities commission or any other U.S. or non-U.S. jurisdiction has approved or disapproved of the business combination or information included herein.
Investors and security holders are able to obtain free copies of the registration statement, the proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC by A Paradise and Enhanced through the website maintained by the SEC at www.sec.gov [sec.gov]. The documents filed by A Paradise with the SEC also may be obtained upon written request to A Paradise Acquisition Corp., The Sun’s Group Center, 29th Floor, 200 Gloucester Road, Wan Chai, Hong Kong, Attention: Claudius Tsang, Chief Executive Officer, +852 9583 3199.
Participants in Solicitation
Enhanced, A Paradise and their respective directors and executive officers may be deemed participants in the solicitation of proxies from A Paradise's stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in A Paradise is contained in A Paradise and Enhanced’s registration statement on Form S-4 which has been filed with the SEC, and is available free of charge at the SEC’s website at https://www.sec.gov/ [sec.gov], or by directing a request to A

Filed by A Paradise Acquisition Corp. pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: A Paradise Acquisition Corp. (File No. 001-42769)
Paradise Acquisition Corp., The Sun’s Group Center, 29th Floor, 200 Gloucester Road, Wan Chai, Hong Kong, Attention: Claudius Tsang, Chief Executive Officer, +852 9583 3199.
Additional information regarding the interests of such participants is contained in the registration statement. A list of the names of the directors and executive officers of Enhanced and information regarding their interests in the business combination is contained in the registration statement. Additional information regarding the interests of such participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC.
Forward-Looking Statements
This communication only speaks at the date hereof and may contain, and related discussions contain, “forward-looking statements” within the meaning of U.S. federal securities laws. These statements include descriptions regarding the intent, belief, estimates, assumptions or current expectations of A Paradise, Enhanced or their respective officers with respect to the consolidated results of operations and financial condition, future events and plans of A Paradise and Enhanced. These forward-looking statements may be identified by a reference to a future period or by the use of forward-looking terminology. Forward-looking statements are typically identified by words such as “expect”, “believe”, “foresee”, “anticipate”, “intend”, “estimate”, “goal”, “strategy”, “plan”, “target” and “project” or conditional verbs such as “will”, “may”, “should”, “could”, or “would” or the negative of these terms, although not all forward-looking statements contain these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs, estimates and projections, and various assumptions, many of which are inherently uncertain and beyond A Paradise’s and Enhanced’s control. Such expectations, beliefs, estimates and projections are expressed in good faith, and management believes there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs, estimates and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to: the outcome of any legal proceedings that may be brought against Enhanced or A Paradise following the announcement of the transactions described herein; the inability to complete the transactions described herein; the failure to obtain required regulatory or shareholder approvals; the valuation of Enhanced in connection with the business combination, which was  determined through negotiations among affiliated parties and may not represent a market-based valuation; Enhanced’s unproven business model, limited operating history, and minimal revenue to date; the success of the inaugural 2026 Enhanced Games and subsequent events; audience, sponsor and media demand for performance-enhanced competition and related products; the availability of financing and proceeds from the private placement financing described herein; public, medical, regulatory, and ethical scrutiny of performance-enhancement substances and telehealth practices; the evolution of applicable sports, health, and data-privacy regulations; competition from established sports organizations and entertainment providers; insurance coverage limitations and increased operating costs; dependence on key management and medical personnel; exposure to litigation, antitrust or regulatory actions; risks related to market volatility, redemptions and the consummation of the business combination; Enhanced’s ability to develop

Filed by A Paradise Acquisition Corp. pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: A Paradise Acquisition Corp. (File No. 001-42769)
and, expand its information technology and financial infrastructure; Enhanced’s intellectual property position, including the ability to maintain and protect intellectual property; the need to hire additional personnel and ability to attract and retain such personnel; the ability to recruit and retain athletes, coaches and partners; its ability to obtain additional capital and establish, grow and maintain cash flow or obtain additional and adequate financing; the effects of any future indebtedness on Enhanced’s liquidity and its ability to operate the business; its expectations concerning relationships with third parties and partners; the impact of laws and regulations and its ability to comply with such laws and regulations including laws and regulations relating to consumer protection, advertising, tax, data privacy, and anti-corruption; any changes in certain rules and practices of U.S. and Non-U.S. entities, including U.S.A. Swimming, U.S.A. Track & Field, U.S.A Weightlifting, World Anti-Doping Agency, World Aquatics, World Athletics, the International Weightlifting Federation and other sport governing bodies; its expectations regarding the period during which Enhanced will qualify as an emerging growth company under the JOBS Act; the increased expenses associated with being a public company; and Enhanced’s anticipated use of its existing resources and proceeds from the transactions described herein. There may be other risks not presently known to us or that we presently believe are not material that could also cause actual results to differ materially. Analysis and opinions contained in this communication may be based on assumptions that, if altered, can change the analysis or opinions expressed. In light of the significant uncertainties inherent in the forward-looking statements included in this communication, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this communication will be achieved, and you are cautioned not to place substantial weight or undue reliance on these forward-looking statements. These forward-looking statements speak only as of the date they are made and, A Paradise and Enhanced each disclaims any obligation, except as required by law, to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.
References throughout this communication to websites and reports are provided for convenience only, and the content on the referenced websites or in the referenced reports is not incorporated by reference into this communication. Enhanced assumes no liability for any third-party content contained on the referenced websites or in the referenced reports.